STARTECH ENVIRONMENTAL CORPORATION
                         15 Old Danbury Road, Suite 203
                                Wilton, CT 06897
                                 (203) 762-2499



January 18, 2005


VIA EDGAR AND FACSIMILE
-----------------------

Matthew Franker
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, DC 20549-0404

     Re:    Startech Environmental Corporation (the "Company")
            Amendment No. 2 to Registration Statement on Form S-1
            File No. 333-119668
            As filed January 14, 2005


Mr. Franker:

     The undersigned hereby respectfully requests that pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the "Commission") accelerate the effectiveness of the Company's registration statement on Form S-1, file no. 333-119668, as amended, to Friday, January 21, 2005 at 5:00 P.M. (EST), or as soon thereafter as is practicable.

     In connection with the request to accelerate effectiveness of the filing, the Company acknowledges that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert the declaration of the effectiveness of the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions, please call me at (203) 210-0147.

                                         Sincerely,

                                         STARTECH ENVIRONMENTAL CORPORATION



                                         By: /s/ Peter J. Scanlon
                                         ---------------------------------------
                                         Peter J. Scanlon
                                         Chief Financial Officer, Treasurer and
                                         Secretary